Exhibit 12
RPM
RATIO OF EARNINGS TO FIXED CHARGES
Periods Ended May 31, 2003 through 2007

	6 Months Ended	Year Ended May 31,
	30-Nov-07	2007	2006	2005	2004	2003

Ratio of Earnings to Fixed Charges [1]	5.81	5.41	—	4.11	6.17	2.28

[1] Calculated as follows			(income before income taxes) + (fixed charges)

				(fixed charges)

Fixed charges consist of interest expense, amortized expenses related to debt and an estimate of the interest portion of rental expense.

	6 Months Ended	Year Ended May 31,
(All numbers in thousands)	30-Nov-07	2007	2006	2005	2004	2003
Income before income tax	181,062	307,535	(122,475)	163,728	217,616	47,853
Fixed charges	37,621	69,787	58,733	52,614	42,123	37,268

Total	218,683	377,322	(63,742)	216,342	259,739	85,121